Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: May 13, 2021

Intro-Act SPAC Monthly Monitor

Q&A of the Month: REE Automotive (REE)

In February 2021, REE Automotive (REE), a leader in e-Mobility, entered into a merger agreement with 10X Capital Venture Acquisition Corp. (NASDAQ: VCVC) (“10x SPAC”), a publicly traded special purpose acquisition company (“SPAC”) formed by 10x Capital. Upon the closing of the transaction, the newly combined company is expected to list on NASDAQ under the new ticker symbol “REE”.

Daniel Barel, CEO and Co-Founder of REE, offered the below commentary on the company and its go-forward market potential.

1.	Why a SPAC deal and not an IPO? Why did you choose 10X SPAC as your partner?

The EV space is at an inflection point, as countries and industries become more and more committed to sustainability and decreasing emissions. At REE, we are developing technology that can help accelerate e-Mobility and support a healthier world. This is the right time for an e-Mobility player to go public – especially a player with excellent traction like REE, with marquee partners.

The merger, which values REE at a pro-forma enterprise value of approximately $3.1 billion, is expected to provide more than $500 million of gross proceeds to REE. By going public through a merger with 10X SPAC, REE believes it will have sufficient capital to accelerate mass production of our REEcorner technology and modular EV platforms beginning in 2023.

We believe that this is the right time and means to go public, and are confident that we have picked the right partner. The team at 10X SPAC is very familiar with the technology and EV space and was extremely well suited to partner with us as we move through this transitional phase. 10X SPAC shares our strong commitment to sustainability and is aligned with our vision to promote zero emission EVs for a greener future. We expect that Hans and his team will prove supportive and informed partners helping us to drive sustainable growth and capitalize on the large opportunity ahead of us.

2.	Tell us about your technology and product offering. How is your fully-flat REEcorner platform different from conventional EV “skateboards” currently in the market?

REE has developed a proprietary, disruptive technology that is modular and scalable for the E-mobility market, which we believe will enable REE to become the cornerstone of next generation EV vehicles. Our REEcorner™ technology packs critical vehicle components –including steering, braking, suspension, powertrain, and control – into a single compact module located between the chassis and the wheel, creating a fully flat EV platform.

This innovation allows our customers to leverage unique product advantages:

1)	Fitting all of these components into the REEcorner allows REE enhanced modularity compared to traditional EV players, so REE customers can custom-design vehicles to meet their exact needs. With all components directed by REE’s single wheel X-by-Wire technology, vehicles built upon REE technology are agnostic to size and shape - , length, width and height, power source of the vehicle, and manner of control (human or autonomously driven), depending on customers’ specifications.

2)	The fully flat EV platforms are designed with a smaller footprint and lower center of gravity than vehicles with the motor located between the wheels, and are intended to carry more passengers, cargo and batteries. This is a critical offering for our key markets, the commercial and Mobility-as-a-Service markets, as REE can pack a significantly larger load on a smaller footprint than traditional skateboards – which we expect would prove very helpful for delivery companies that can deliver more packages on fewer vehicles. Once REE EV platforms are in service as part of a fleet – the operational efficiencies enabled by being able to swap REEcorners in less than an hour drives mean repair times and spare part inventories down for superior Total Cost of Ownership (TCO)

We believe that together, these achievements make REE’s fully-flat and modular EV platforms future-proof, offering a low total cost of ownership and positioning REE to partner with a broad range of mobility players from Class 1 through Class 6. Agnostic to the power source (battery or fuel cell), driver (human or autonomous), and vehicle design, REE is positioned to capitalize on the future of the automotive industry, no matter which direction it moves.

3.	Why should investors be interested in REE as opposed to other new EV companies?

REE presents a uniquely compelling value proposition due to three main points. First, as discussed, REE believes its offering is future-proof. Because of the inherent modularity and scalability in REEcorner and platform technology, customers can design their own mission-specific platform that is a best fit for their particular needs. REE’s EV platform presents a cornerstone on which the broadest range of classes can build their vehicles and services. Second, vehicles powered by REE are designed with low step-in heights, superior volumetric efficiencies, and high degrees of maneuverability, supporting a lower total cost of ownership for customers with fast REEcorner replacements, over-the-air-updates and hardware and software upgrades.

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Third and most importantly, REE is a true horizontally-integrated player focused on offering a full system solution across most market segments in all classes. Our business model enables us to partner with vertically integrated OEMs, mobility and logistic players by completing their efforts, helping them get to the market faster at lower cost. Rather than compete with traditional Tier 1 suppliers, we intend to partner with them and leverage their global manufacturing capacity. We’ve made significant strides on this front, announcing strategic collaborations with American Axle, Hino Motors (Toyota’s subsidiary), Magna, and Navya in just the last few months since first announcing our go-public process in February 2021.

4.	Can you further explain your business model and how you can partner with OEMs?

REE is a true horizontally integrated player targeting the commercial and MaaS markets, and can offer its platform to a broad range of customers, including OEMs and auto manufacturers, delivery and logistics companies, e-commerce companies, retailers, Mobility-as-a-Service companies, and new mobility companies. We believe we have the opportunity to address a total addressable market of over $700 billion by delivering a wide variety of platforms and capabilities, enabling our customers to go to market faster at a fraction of the cost. Rather than compete with leading e-Mobility players, we complete them.

In fact, our business model is predicated on securing partnerships with Tier 1s and OEMs, and we are advancing our goals on this front. REE signed a memorandum of understanding (MOU) with Mahindra & Mahindra in 2020 to explore the development of commercial EVs. In April of 2021 alone we have signed three new agreements:

•	An agreement with Magna International to jointly develop and bring to market Modular Electric Vehicles for tech companies and new electric mobility players to be ‘Powered by REE’;
•	An agreement with Navya, a leader in self-driving solutions and associated services with units sold in 23 countries, to collaborate in the development of autonomous shuttles to carry Navya’s level 4 autonomous solutions; and,
•	An agreement with Hino, Toyota’s truck division and one of the largest manufacturers of trucks in Japan, to work to commercialize the FlatFormer concept that REE presented with Hino at the Tokyo Motor show in 2019, and together bring to market a new approach for redefining Mobility-as-a-Service, aiming to have hardware prototypes on the road by 2022.

Finally, only a few days ago on May 7th, 2021, we announced our most recent partnership with American Axle & Manufacturing Inc., a leading global Tier 1 automotive supplier of driveline and metal forming technologies. American Axle and REE have agreed to jointly develop an exciting new electric propulsion system for e-Mobility, and plan to deliver prototypes of the electric drive units by the end of 2021. REE believes that these announcements are votes of confidence in REE’s ability to develop its product and for the team from leading global OEMs, and we look forward to continuing to capitalize on these partnerships and advancing e-Mobility with their and other players’ support in the future.

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5.	So you expect to be profitable in 2024. How do you get there, and how should investors measure progress in the interim?

We expect to use the proceeds of our merger with 10X SPAC to accelerate mass production of our REEcorner technology and modular EV platforms by 2023. We already see great traction-we have continued to announce strategic collaborations, consisting of MOUs and collaboration agreements and we are devoting employees and other company resources to additional programs. Our production process is supported by our CapEx-light manufacturing model, which will leverage globally-located, low-cost integration centers to reduce the total cost and capital expenditure of manufacturing. Assembling components at our integration centers will support scalable and agile unit economics. We are continuing to execute on this global integration center model, and in February 2021 we announced a new Engineering Center of Excellence in the United Kingdom, here we plan to spearhead REEcorner and EV platform engineering design, validation, verification and testing, as well as product homologation.

We are confident that investors will recognize REE’s progress in the interim—we continue to act on our vision of becoming a preeminent EV player as we secure strategic collaborations with marquee industry players such as Mahindra, Magna, Navya, Hino, and American Axle. We believe that alignment with these industry incumbents demonstrates confidence in REE’s technology and capabilities and further secures our position as a horizontal player.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

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Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the ability to develop products pursuant to the Company’s strategic collaborations; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.

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